

Mail Stop 3030

November 12, 2008

W. Kirk Patterson
Senior Vice President and Chief Financial Officer
Entorian Technologies, Inc.
8900 Shoal Creek Boulevard
Austin, Texas 78757

Via U S Mail and FAX [(512) 454-2598]

> **Re:** **Entorian Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 0-50553**

Dear Mr. Patterson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief